

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 1, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Stephen L Bruffett
Chief Financial Officer
Con-Way Inc.
2855 Campus Drive, Suite 300
San Mateo, California 94403

   Re: **Con-Way Inc.**
      Form 10-K for the year ended December 31, 2008
      File No. 001-05046

Dear Mr. Bruffet:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         David R. Humphrey
         Branch Chief